Exhibit 6

KPMG LLP	Telephone	(416) 777-8500
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Bank of Nova Scotia

We consent to the incorporation by reference in this annual report on Form 40-F of The Bank of Nova Scotia (the “Bank”) of our Independent Auditors’ Report of Registered Public Accounting Firm dated December 6, 2013 on the consolidated statements of financial position of the Bank as at October 31, 2013 and October 31, 2012, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period then ended, and notes, comprising a summary of significant accounting policies and other explanatory information; and the inclusion of our Report of Independent Registered Public Accounting Firm dated December 6, 2013 on the Bank’s internal control over financial reporting as of October 31, 2013 each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2013.

We also consent to the incorporation by reference of such reports in the Registration Statement – Form F-3 – File No. 333-185049, Registration Statement – Form F-3 – File No. 333-188984, and the Registration Statement – Form S-8 – File No. 333-177640.

/S/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

December 6, 2013

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent members firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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